FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2005
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By	/S/ Fujio Okada
Fujio Okada
General Manager, Legal Division

Date: June 28, 2005

(Translation)

June 28, 2005

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contact: Toshinori Arai, General manager
Public Relations Division
+81-3-3798-6511

Announcement as to the Stock Acquisition Rights
for Stock Option Plan

     NEC Corporation (“NEC”) today announced that it resolved at the meeting of the Board of Directors held on June 28, 2005, that certain undetermined terms as to “Stock Acquisition Rights” (rights to subscribe for or acquire shares from the company) for its stock option plan, the issue of which was approved at the 167th Annual General Meeting of Shareholders of NEC held on June 22, 2005, were decided as follows:

1.	Class and total number of shares to be issued or acquired upon exercise of the Stock Acquisition Rights

303,000 shares of NEC’s common stock

2.	Total number of the Stock Acquisition Rights to be issued

303 units

3.	Persons to whom the Stock Acquisition Rights will be allotted (the “Eligible Person(s)”)

Directors (15 persons), corporate officers (39 persons), an employee having important responsibilities equivalent to those of Associate Senior Vice President (1 person), Executive General Managers and employees having important responsibilities equivalent to those of Executive General Managers (89 persons), and full-time presidents of NEC’s subsidiaries in Japan (excluding companies whose stocks are listed and their subsidiaries) which are important from the viewpoint of the business strategy of NEC Group (32 persons), who will be in office at the issue date of the Stock Acquisition Rights.

4.	Issuance terms of certificate of the Stock Acquisition Rights

The certificate of the Stock Acquisition Rights will be issued only if so requested by the Eligible Persons allotted the Stock Acquisition Rights (“Holder(s)”).

5.	Amount which will not be accounted for as stated capital out of the issue price of the shares issued upon exercise of the Stock Acquisition Rights

Amount which will not be accounted for as stated capital out of the issue price of the shares issued upon exercise of the Stock Acquisition Rights shall be the amount obtained by multiplying the exercise price of the Stock Acquisition Rights by 0.5, and any fractions less than one (1) Japanese yen arising therefrom shall be rounded down to the nearest one (1) Japanese yen.

6.	Initial date of reckoning for dividends on the shares to be issued upon exercise of the Stock Acquisition Rights

The first dividends or interim dividends, pursuant to Article 293-5 of the Commercial Code of Japan, to be paid on the shares of NEC’s common stock issued upon exercise of the Stock Acquisition Rights will be paid as if the exercise were made on April 1 where the Holder exercises it’s Stock Acquisition Rights during the period from April 1 to September 30, or on October 1 where the Holder exercises it’s Stock Acquisition Rights during the period from October 1 to March 31 of the ensuing year.

7.	Bank to which the exercise price will be paid

Tokyo Business Department of The Sumitomo Trust and Banking Company, Limited.

*	The other terms as to the Stock Acquisition Rights (except the amount to be paid upon exercise of the Stock Acquisition Rights, which is to be determined on July 11, 2005) have been already disclosed on April 27, 2005.